Exhibit 12

August 19, 2019

Board of Directors

GolfSuites 3, Inc.

To the Board of Directors:

We are acting as counsel to GolfSuites 3, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 10,000,000 shares of the Company’s Series A Preferred Stock, as well as the Company’s Class A Common Stock into which the Series A Preferred Stock may convert.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of amendment to the certificate of incorporation, the certificate of incorporation, certificate of designations, and bylaws, the minutes of meetings of the Company’s board of directors, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Series A Preferred Stock, and Class A Common Stock into which the Series A Preferred Stock may convert, being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

By Jamie Ostrow, Partner
CrowdCheck Law LLP